

October 5, 2012

Via E-mail
Mr. Thomas A. Dineen
Chief Financial Officer
Sturm, Ruger & Company, Inc.
Lacey Place
Southport, CT 06890

> **Re: Sturm, Ruger & Company, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 15, 2012**
> **File No. 1-10435**

Dear Mr. Dineen:

We have reviewed your response letter dated September 21, 2012 and have the following comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

How Does the Company Determine the Amount/Formula for Each Element?, page 21

1.   We note your response to comment six of our letter dated August 1, 2012 and, in particular, that you use certain peer group information as a "point of reference," but that you do not "target" your compensation levels against your peer groups. Please note that benchmarking includes using compensation data about other companies as a reference point, either wholly or in part, to base, justify, or provide a framework for a compensation decision. See Question 118.05 of the Compliance and Disclosure Interpretations for Regulation S-K. In future filings, please identify the benchmark and the component companies included in the peer group, and disclose where actual payments fell within certain parameters. See Item 402(b)(1)(v) and (b)(2)(xiv) of Regulation S-K.

How are Bonuses and Profit Sharing Determined?, page 22

How are Equity Compensation Awards Determined?, page 22

2011 Target Compensation Table, page 26

2.   We note your response to comment seven of our letter dated August 1, 2012. However, we continue to believe that the disclosure provided on page 22 does not explain how you determined the target compensation value for each named executive officer. For

example, your disclosure regarding the annual performance-based incentive bonus states only that individual bonus opportunities range from between 2.5% to 95% of each employee's annual base salary. However, the disclosure does not explain which target was used for each named executive officer and how that target was selected. This is just one example. In future filings, please revise your disclosure to explain how you determine the target compensation for each of your named executive officers.

2011 Incentive Compensation Pre-Determined Goals Table, page 27

3.	We note your response to comment eight of our letter dated August 1, 2012. In future filings, please disclose, to the extent accurate, that for performance-based non-equity compensation awards, named executive officers receive an award in proportion to the achievement of the performance goal, including disclosing whether there is any maximum or minimum payout.

2011 Summary Compensation Table, page 28

4.	We note your response to comment nine of our letter dated August 1, 2012. To the extent applicable, please include disclosure in future filings stating how you determined the amount of any time-based stock awards, or any other awards granted outside of the equity incentive plan, including how the award fits into your overall compensation objectives.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Erin Jaskot at (202) 551- 3442 or Jay Ingram at (202) 551-3397 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief